Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

July 2, 2020

Re:	Called Higher Studios, Inc.

Offering Statement on Form 1-A

Filed May 21, 2020

File No. 024-11220

Dear Ms. Ransom:

Thank you for your comments of June 16, 2020 regarding the Offering Statement of Called Higher Studios, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed May 21, 2020

Offering Circular Cover Page, page i

1.	You state on your cover page that there is a minimum that is required to be raised in this offering but you do not clearly disclose the amount. In this regard, we note that you have engaged Prime Trust, LLC as an escrow agent to hold funds tendered by investors and "assuming [you] sell a minimum of $10,000 in securities may hold a series of closings." However, we also note your disclosure on page 28 that there is no minimum amount to be raised in this offering and that your Escrow Services Agreement does not provide for a minimum offering amount. Please reconcile these inconsistencies.

The company will not have a minimum offering amount. All references to the minimum offering amount have been removed from the Offering Statement. Please see the corresponding changes in disclosure on the cover page and in the Plan of Distribution.

2.	As a related matter, we note your disclosure that you "may undertake one or more closings on a rolling basis once the minimum offering amount is sold" and that "[a]fter each closing, funds tendered by investors will be available to the company." Please revise to clarify the situations when a closing will occur and the events or contingencies that must occur for the funds to be released to you. Also, if appropriate, make sure you explain the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow.

The company will conduct closings from time to time. There are no events or contingencies that must occur for the funds to be released to the company. The company has clarified the disclosure on the cover page to reflect the timing of closings, lack of contingencies and the implications of multiple closings on the investors.

3.	It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding, Inc. may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.

The company has engaged StartEngine Primary, LLC, member FINRA/SIPC, to act as an underwriter in this offering and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. The company has added disclosure describing the roles of StartEngine Primary, LLC and StartEngine Crowdfunding Inc. on the cover page and in the Plan of Distribution.

Summary, page 1

4.	In an appropriate place in your cover page and Summary, please briefly disclose your dual-class structure and the relative voting rights of your Class A and Class B shares.

The company has amended the cover page and Summary to include a statement about the voting rights of the Class A and Class B shares.

Risk Factors

The exclusive forum provision in our certificate of incorporation and bylaws..., page 6

5.	We note your disclosure that your Amended and Restated Certificate of Incorporation and Subscription agreements include an exclusive forum provisions that doesn't apply to "lawsuits arising from the federal securities laws." Please revise the Amended and Restated Certificate of Incorporation, filed as Exhibit 2.1, and the Subscription Agreement, filed as Exhibit 4.1, to clarify, as you do in your disclosure, that the provisions do not apply to claims under the federal securities laws or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. We also note that the heading of this risk factor suggests that your Bylaws include an exclusive forum provision. However, we did not note such provision in your Bylaws, filed as Exhibit 2.2. Please revise to clarify and ensure consistency throughout your Offering Circular.

The company has amended its certificate of incorporation per the request of the Commission to clarify that the forum provisions relating to governance disputes between the company and its stockholders do not apply to actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Entertainment and Media Market, page 13

6.	We note that you have included a chart of the top grossing Christian films, as of March 31, 2020. To contextualize the significance of the gross revenues from these films, please discuss how they compare to your potential films based on your disclosed anticipated budget. In this regard, it is unclear how your budget relates to that of the films listed in this chart, which appear to be significantly higher. For example, we note your disclosure that the movie Miracles From Heaven, which is number six on your chart, “was made for only $13 million, but brought in more than $73 million at the box office.” However, your disclosure indicates that you will only need “between $1 to $2 million dollars to fully fund a movie.”

The company has amended its disclosure in the the chart on page 13 to include the publicly identified budget for each mentioned film. On page 13, the company has also provided an example of the film that was produced on a $2 million budget, which is within its initial film budget range. In addition, the company amended its disclosure on pages 12 and 18 to clarify that our $1million to $2million budget range will be applicable to our first few films and may increase as the company grows.

Bonus Shares for Certain Investors, page 27

7.	You state that to be eligible in the bonus program, "an investor must have subscribed for StartEngine CF shares within the last 12 months prior to investing in this offering, and must continue to hold a minimum number of StartEngine CF shares." Please clarify the eligibility requirements of the bonus program and explain whether there is a minimum period of time investors are required to hold a certain number of StartEngine CF shares to qualify for bonus shares. For example, clarify when StartEngine OWNers become eligible for bonus shares in this offering and clearly discuss the date that will be used for determining whether StartEngine OWNers will be eligible to receive bonus shares in this offering.

The company has amended its disclosures to include details regarding timing and ownership requirements of StartEngine CF to be eligible for the bonus shares as part of the OWNers program.

General

8.	Please clarify the total number of shares of common stock you are offering. In this regard, we note that your cover page discloses up to 905,800 shares of Class A Voting Common Stock, plus up to 100,239 bonus shares. However, your Plan of Distribution also states that “certain investors (which may include StartEngine OWNers) are eligible to receive Bonus Shares of Common Stock equal to 5% or 10% of the shares they purchase.”

The company has amended its disclosure throughout to correct the number of bonus shares that would be available to prospective investors.

9.	We note your disclosure on page 14 that your company was "designed from the ground up to be owned by a large group of people of faith rather than venture capitalists, wealthy individuals, or Wall Street investors." However, your disclosure elsewhere in the filing indicates that you "are exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called Higher Studios projects.” Please reconcile these two statements to ensure consistency throughout your Offering Circular.

The company has amended its disclosure to remove the words “rather than venture capitalists, wealthy individuals, or Wall Street investors." on page 14.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Called Higher Studios, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Jason Brown

Chief Executive Officer

Called Higher Studios, Inc.

231 Public Square, Suite 300, PMB-41

Franklin, Tennessee 37064

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